ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600

January 23, 2015

BY EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-1090

Re:	Allianz Funds Multi-Strategy Trust (Registration Nos. 333-148624 and 811-22167)

Ladies and Gentlemen:

On behalf of Allianz Funds Multi-Strategy Trust, a Massachusetts business trust (the “Trust”), we are today filing, pursuant to Rule 485(b) under the Securities Act of 1933, as amended (the “Act”), by electronic submission via EDGAR, Post-Effective Amendment No. 75 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”).

In addition to Part C, the Amendment includes the following documents:

1.	Statutory Prospectus for Class A, Class C, Institutional Class and Class P shares of AllianzGI Europe Equity Dividend Fund; Class A, Institutional Class and Class P shares of AllianzGI Global Megatrends Fund; and Class A and Institutional Class shares of AllianzGI International Growth Fund; and

2.	The Statement of Additional Information of the Trust.

The Amendment is being submitted to register each of the Funds, as described above. The Amendment does not contain any disclosure relating to the Trust that would, in our view, render it ineligible to become effective pursuant to paragraph (b) of Rule 485. No information relating to any other series or shares of the Trust is amended or superseded hereby.

No fees are required in connection with this filing. Please direct any questions you may have with respect to this filing to me (at 617-951-7831) or to George B. Raine (at 617-951-7556) of this firm.

Regards,

/s/ Robert M. Schmidt

Robert M. Schmidt, Esq.

cc:	Julian F. Sluyters

Thomas J. Fuccillo, Esq.

Angela Borreggine, Esq.

David C. Sullivan, Esq.

George B. Raine, Esq.

Jessica L. Reece, Esq.